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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              (Amendment No. 21)*

                            SYMBOL TECHNOLOGIES, INC.
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                                (Name of Issuer)

                          Common Stock, $.01 Par Value
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                         (Title of Class of Securities)

                                    871508107
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                                 (CUSIP Number)

        Howard E. Steinberg, Executive Vice President and General Counsel
                     Reliance Financial Services Corporation
        Park Avenue Plaza, 55 East 52nd Street, New York, New York 10055
                                 (212) 909-1100
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                February 25, 2000
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             (Date of Event which Requires Filing of this Statement)

 If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

 Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

 The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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 CUSIP No. 871508107.............................
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1.    Names of Reporting Persons.    Reliance Financial Services Corporation

      I.R.S. Identification Nos. of above persons (entities only).   51-0113548


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2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a).../ /...........................................................
           (b).../ /...........................................................
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3.    SEC Use Only.............................................................
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4.    Source of Funds (See Instructions)

           WC
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5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items
      2(d) or 2(e)

           X
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6.    Citizenship or Place of Organization

      Delaware
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Number of     7.         Sole Voting Power             8,577,888

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Shares Bene-
Ficially by   8.         Shared Voting Power

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Owned by Each
Reporting     9.         Sole Dispositive Power        8,577,888
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Person With
              10.   Shared Dispositive Power

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11.   Aggregate Amount Beneficially Owned by Each
      Reporting Person                                 8,577,888
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12.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
           Instructions)
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13.   Percent of Class Represented by Amount in Row (11)
                                                            9.69%
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14.   Type of Reporting Person (See Instructions)
                                     HC

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ITEM 1.     Security and Issuer.

The following information amends or supplements, as the case may be, the information previously filed by Reliance Financial Services Corporation ("Reliance Financial") relating to the ownership by its subsidiaries of the class of securities (the "Security") listed on the cover of this Schedule 13D.


ITEM 5.     Interest in Securities of the Issuer.

Below is a list of sales of Securities beneficially owned by Reliance Financial which were made since the most recent filing on Schedule 13D. As of the date hereof, 8,577,888 shares of the Security are beneficially owned by Reliance Financial and comprise, to the best knowledge of Reliance Financial, approximately 9.69% of the Securities outstanding. Of the 8,577,888 shares beneficially owned by Reliance Financial, 7,346,801 shares are owned directly by RIC, 668,587 shares are owned directly by Reliance National Indemnity Company, an insurance subsidiary of RIC, and 562,500 shares are owned directly by United Pacific Insurance Company, an insurance subsidiary of RIC. Each of the corporations listed above has sole voting and dispositive power over all of the shares directly owned by it.

Below is a list of sales of Securities beneficially owned by Reliance Financial since the most recent filing on Schedule 13D, all of which were accomplished through ordinary brokerage transactions:

                                              Number of       Price
Date               Company                     Shares       Per Share

2/24/00        Reliance Insurance Company         2,000      82.25
2/24/00        Reliance Insurance Company        48,000      81.625
2/24/00        Reliance Insurance Company       150,000      81.25
2/25/00        Reliance Insurance Company        77,500      81.50
2/25/00        Reliance Insurance Company        22,000      81.5625
2/25/00        Reliance Insurance Company           200      81.625
2/25/00        Reliance Insurance Company           300      81.6875
2/25/00        Reliance Insurance Company       264,500      82.00
2/25/00        Reliance Insurance Company         3,800      82.1875
2/25/00        Reliance Insurance Company        10,800      82.25
2/25/00        Reliance Insurance Company        20,900      82.375
2/25/00        Reliance Insurance Company        29,500      85.00
2/25/00        Reliance Insurance Company        20,000      85.0625
2/25/00        Reliance Insurance Company           500      85.1875
2/25/00        Reliance Insurance Company        28,000      87.1250
2/25/00        Reliance Insurance Company        44,500      87.25
2/25/00        Reliance Insurance Company        27,500      87.375
2/25/00        Reliance Insurance Company        50,000      87.75
2/25/00        Reliance Insurance Company        38,600      88.50
2/25/00        Reliance Insurance Company         7,400      88.5625
2/25/00        Reliance Insurance Company         1,600      88.625

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                                              Number of       Price
Date               Company                     Shares       Per Share

2/25/00        Reliance Insurance Company         2,400      88.6875
2/25/00        Reliance Insurance Company        41,800      88.00
2/25/00        Reliance Insurance Company         8,200      88.125
2/25/00        Reliance Insurance Company         5,800      89.50
2/25/00        Reliance Insurance Company         2,700      90.00
2/25/00        Reliance Insurance Company         2,400      90.25
2/25/00        Reliance Insurance Company           600      90.875
2/25/00        Reliance Insurance Company         5,100      91.00
2/25/00        Reliance Insurance Company         4,900      91.625
2/28/00        Reliance Insurance Company        63,200      90.00
2/28/00        Reliance Insurance Company         8,400      90.0625
2/28/00        Reliance Insurance Company         3,200      90.125
2/28/00        Reliance Insurance Company         1,500      90.1875
2/28/00        Reliance Insurance Company         2,200      90.25


To the best knowledge of Reliance Financial, Mr. Lowell C. Freiberg beneficially owns 91,498 shares of the Security (44,061 of which are based upon the assumed exercise of stock options beneficially owned by him), representing approximately
 .1% of the Securities outstanding and Mr. Saul P. Steinberg beneficially owns 5,625 shares of the Security (based upon the assumed exercise of stock options), representing less than .01% of the Securities outstanding. Each of Mr. Freiberg and Mr. Steinberg has sole voting and dispositive power over the shares of the Security owned by him. To the best knowledge of Reliance Financial, the other persons named in Item 2 hereof do not own in the aggregate more than 5,000 shares of the Security.

To Reliance Financial's knowledge, none of the other persons named in Item 2 hereof has effected any transaction in the Security during the 60 days preceding the date of this filing.


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      SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: February 29, 2000


                              RELIANCE FINANCIAL SERVICES CORPORATION

                              By:    /s/ James E. Yacobucci
                                 --------------------------
                                     James E. Yacobucci
                                     Senior Vice President-Investments